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August 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat
Mary Mast
Doris Stacey Gama
Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 5, 2023 with CIK No. 0001954488

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 21, 2023 on the Company’s Draft Registration Statement on Form F-1 previously submitted on July 5, 2023 (the “Second Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 2. Please:

●	Revise the Summary to explain briefly the terms “carotenoid” and “chylomicron” in order to provide context for your use of the term “carotenoid chylomicrons.”

●	Revise the Business section to identify clearly the active pharmaceutical ingredients and tell us whether all active ingredients are “plant-derived.” In this regard, it is unclear whether “PL, PF, PE, TC and BC” are active ingredients or biomarkers, and whether these are two-letter abbreviations used in the scientific community to represent a specific carotenoid, chylomicron, or something else.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement on pages 1, 2, 75, 96 and 104 in accordance with the Staff’s instructions.

2.	We note your response to prior comment 3. Please revise the prospectus to disclose the information provided in your response. In addition, please identify AP-1 and AP-2, or advise. With regard to the third sentence, explain to us how two different ingredients can have the same composition.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement on page 2 in accordance with the Staff’s instructions.

Benign Prostatic Hyperplasia, page 91

3.	We note your revised disclosure on page 92 in response to prior comment 6. Regarding FDA Approval status of MCS-2, please revise the language so that it does not imply that FDA approval is forthcoming.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement on page 92 in accordance with the Staff’s instructions.

Overall summary and conclusions, page 105

4.	We note your response to our prior comment 11 regarding having to conduct additional Phase I studies per FDA requirements. Please disclose why the FDA required additional Phase I studies.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement on page 105 in accordance with the Staff’s instructions.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge